Filed Pursuant to Rule 253(g)(2)
File No. 024-11643

FUNDRISE INCOME eREIT V, LLC

SUPPLEMENT NO. 12 DATED March 25, 2022
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT V, LLC (the “Company”, “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition

Asset Acquisition

The Mason Gainesville Controlled Subsidiary - Gainesville, FL

On March 21, 2022, we directly acquired ownership of a “majority-owned subsidiary”, WP Gainesville MF-FL Holdings, LLC (the “Mason Gainesville Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $6,587,000, which is the total value of our equity interest in a new investment round in the Mason Gainesville Controlled Subsidiary (the “RSE Mason Gainesville Controlled Subsidiary Investment”). The Mason Gainesville Controlled Subsidiary is expected to use the proceeds from the RSE Mason Gainesville Controlled Subsidiary Investment to construct a 235-unit multifamily property totaling approximately 215,000 square feet of rentable area located at SW 20th Ave, Gainesville, FL 32607 (the “Mason Gainesville Property”).

The Mason Gainesville Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the RSE Mason Gainesville Controlled Subsidiary Investment, our consent is required for all major decisions regarding the Mason Gainesville Property. In addition, we are entitled to receive a preferred economic return of 11.0% per annum on the RSE Mason Gainesville Controlled Subsidiary Investment, which will accrue until September 30, 2025 (the “Mason Gainesville Redemption Date”). The Mason Gainesville Controlled Subsidiary has the ability to extend the Mason Gainesville Redemption Date with one 18-month extension, subject to certain conditions. The Mason Gainesville Controlled Subsidiary may redeem the RSE Mason Gainesville Controlled Subsidiary Investment in whole or in part without penalty at any point during the term of the RSE Mason Gainesville Controlled Subsidiary Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the RSE Mason Gainesville Controlled Subsidiary Investment.

Simultaneous with the closing of the RSE Mason Gainesville Controlled Subsidiary Investment, senior financing was obtained through a $31,584,000 secured loan from Synovus Bank (the “Mason Gainesville Senior Loan”). The Mason Gainesville Senior Loan features a 3.5-year term floating rate loan with full term interest only and a rate of SOFR + 250 bps.

The Mason Gainesville Property is located on an approximately 21-acre land plot. Upon development completion, the Mason Gainesville Property is expected to contain six, four-story buildings with elevators and surface parking. The units are divided between one-bedroom, two-bedroom and three-bedroom units. The community amenities will include package lockers, clubhouse with social areas, e-lounge, and coffee bar, fitness center with yoga/spin room, grill area and fire pit, and a pool.